UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTH CARE REIT, INC.

(Name of Subject Company and Filing Person (Issuer))

4.75% Convertible Senior Notes due 2027

(Title of Class of Securities)

42217K AQ9

(CUSIP Number of Class of Securities)

Erin C. Ibele

Senior Vice President—Administration and Corporate Secretary

4500 Dorr Street

Toledo, Ohio 43615

(419) 247-2800

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

Mary Ellen Pisanelli

Shumaker, Loop & Kendrick, LLP

1000 Jackson Street

Toledo, Ohio 43604

(419) 241-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$168,086,000	$19,263

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.75% Convertible Senior Notes due 2027 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, July 16, 2012. As of June 13, 2012, there was $168,086,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $168,086,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of November 20, 2006 (the “Base Indenture”), between Health Care REIT, Inc., a Delaware corporation (the “Company”), and the Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), and Supplemental Indenture No. 2, dated as of July 20, 2007 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and the Trustee, relating to the Company’s 4.75% Convertible Senior Notes due 2027 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Notice to Holders of 4.75% Convertible Senior Notes due 2027, dated June 14, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents. The Notes are convertible into shares of common stock, $1.00 par value per share, of the Company, subject to the Company’s right to pay cash in lieu of common stock for some or all of the Notes, and to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 4500 Dorr Street, Toledo, Ohio 43615, and its telephone number is (419) 247-2800. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 4.75% Convertible Senior Notes due 2027, dated June 14, 2012.

(a)(5)	Press release issued on June 14, 2012.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 20, 2006, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.1 to the Company’s Form 8-K filed November 20, 2006 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(2)	Supplemental Indenture No. 2, dated as of July 20, 2007, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.1 to the Company’s Form 8-K filed July 20, 2007 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(3)	Exhibits 1.1(a) and (b), 3.1(a) through 4.1(i), 4.3(a) through 4.5, 10.4(a) through 10.13 and 10.18 of the Company’s Form 10-K filed February 25, 2011 (File No. 001-08923), and incorporated herein by reference thereto.

(d)(4)	Third Amended and Restated Dividend Reinvestment and Stock Purchase Plan (filed with the Securities and Exchange Commission on the Company’s Form S-3 (File No.: 333-166705) filed May 10, 2010, and incorporated herein by reference thereto).

(d)(5)	Supplemental Indenture No. 6, dated as of April 3, 2012, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.2 to the Company’s Form 8-K filed April 4, 2012 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(6)	Certificate of Designation of 6.50% Series J Cumulative Redeemable Preferred Stock of the Company (filed with the Securities and Exchange Commission as Exhibit 3.1 to the Company’s Form 8-K filed March 8, 2012 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(7)	Form of global certificate evidencing the 6.50% Series J Cumulative Redeemable Preferred Stock of the Company (filed with the Securities and Exchange Commission as Exhibit 4.2 to the Company’s Form 8-A filed March 6, 2012 (File No. 001-08923), and incorporated herein by reference thereto).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTH CARE REIT, INC.

By:	/s/ GEORGE L. CHAPMAN
George L. Chapman
Its: Chairman, Chief Executive Officer and President

Dated: June 14, 2012